Infinity Distribution, Inc.
A Nevada Corporation

3311 S. Rainbow Blvd., Suite 135, Las Vegas, Nevada 89146
Telephone: (702) 601-8839

June 20, 2017

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC 20549

Attn: Mr. Mitchell Austin

Re: Infinity Distribution, Inc.
File No.: 333-206478
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Infinity Distribution, Inc., a Nevada corporation (the "Company"), hereby requests that the U. S. Securities and Exchange Commission ("SEC") take appropriate action to cause the above-referenced Registration Statement (File No.: 333-206478) to become effective at 4:00 PM Eastern Standard Time on Friday, June 23, 2017, or as soon thereafter as practicable.

Further, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information with respect to this filing, please contact our corporate counsel, Thomas C. Cook, Esq. at (702) 524-9151. Thank you for your assistance and cooperation.

Respectfully submitted,

By: /s/ Raul Mansueto
Raul Mansueto
Chief Executive Officer